

Mail Stop 7010

July 11, 2008

LEAF Asset Management, LLC
Attention: Crit DeMent, Chairman and CEO
One Commerce Square
2005 Market Street, Suite 1500
Philadelphia, PA 19103

Re: **LEAF Equipment Finance Fund 4, L.P.**
      Proposed Sales Materials to Registration Statement on Form S-1
      Submitted on June 25, 2008
      File No. 333-149881

Dear Mr. DeMent:

    We have reviewed your submissions and have the following comments.

<u>Investor Brochure</u>

<u>LEAF Financial Corporation, page 3</u>

1.   Please clarify that investors are investing in LEAF 4 and will not acquire any ownership interest in the publicly traded company Resource America, Inc. or any of its affiliates.

<u>LEAF's Investment Strategy, page 4.</u>

2.   You do not address the risks associated with your investment strategy. To achieve a more balanced discussion, please add a discussion of the applicable risks. By way of example, these risks might include that you have not identified your specific investments and that you will borrow to implement your investment strategy. Please see Item 19 of Industry Guide 5, which provides that sales material should present a balanced discussion of both risk and reward and be consistent with the representations in the prospectus.

<u>Credit Underwriting, page 5</u>

3.   You do not address the risks associated with your lease and loans decisions. To achieve a more balanced discussion, please add a discussion of the applicable risks, such as lease and loan defaults. Please see Item 19 of Industry Guide 5.

Primarily Full Payout Leases, page 6

4.   Please identify and explain the credit risk that you refer to in this section.

What to Expect as a LEAF 4 Investor, page 7

5.   You do not address the risks associated with being an investor. To achieve a more balanced discussion, please add a discussion of the applicable risks, such as the long-term nature of the investment, the lack of liquidity of the investment and the nature and uncertainty of the cash distributions to investors. Please see Item 19 of Industry Guide 5.

General

6.   Please make conforming changes to the Investor Presentation and other sales materials to the extent our comments on the Investor Brochure are also applicable to those other materials.

Investor Presentation

Reasons to Diversify with Equipment Leasing & Finance, page 5

7.   You do not address the disadvantages of investing in equipment leasing & finance funds. To achieve a more balanced discussion, please add a discussion of these disadvantages. Please see Item 19 of Industry Guide 5.

Primarily Full Payout Leases and Loans, page 10

8.   Please clarify the footnote, as its meaning is unclear.

General

9.   Please provide us with a mock-up of the sales packet as provided to the potential investors (i.e., the folder with the cover letter, sales literature, prospectus, etc.).

10.   Please continue to send us for our review all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. We may have additional comments on these materials. Regarding the quarterly portfolio overviews, notwithstanding that the information in the portfolio overviews will also be contained in your periodic reports, as you will be sending the portfolio overviews to brokers, please send portfolio overviews to us as well.

Please contact Dieter King at (202) 551-3338 or Jennifer Hardy at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Wallace W. Kunzman, Jr., Esq. (Via Facsimile 405-942-3527)